Exhibit A

ALADDIN KNOWLEDGE SYSTEMS LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that the 2006 Annual General Meeting (the “Meeting”) of the shareholders of Aladdin Knowledge Systems Ltd. (the “Company”) will be held at the Company’s offices at 35 Efal Street, Petach Tikva, Israel, on December 21, 2006, at 11AM (Israel Time), for the following purposes:

    1.        To appoint Messrs. Jacob (Yanki) Margalit, Dany Margalit and David Assia as directors of the Company.

    2.        To appoint Dr. Menahem Gutterman as an outside director of the Company for an additional three-year term.

    3.        To approve the recommendation of the Company’s Audit Committee to re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the auditors of the Company and to authorize the Company’s Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.

    4.        To approve the compensation to the outside and non-employee directors of the Company and the grant of options to Dr. Menahem Gutterman (an outside director).

    5.        To approve and ratify the engagement of the Company with Mr. Dany Margalit (a director of the Company) and compensation for advisory services provided by him to the Company.

    6.        To approve and ratify the renewal of the Company’s directors and officers’ insurance policy and the amendment of the order of payments provided under the policy.

    7.        To receive the management’s report on the business of the Company for the year ended December 31, 2005 and to consider the financial statements of the Company for the year ended December 31, 2005.

        Shareholders of record at the close of business on November 21, 2006, will be entitled to notice of, and to vote at, the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

        Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (the “TASE”) may either vote their shares in person at the Meeting, by presenting an ownership certificate issued and signed by a member of the TASE (the “Certificate”), which complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meetings – 2000), or send the Certificate along with a duly executed proxy to the Company’s offices at 35 Efal Street, Petach Tikva, Attn: Jacob (Yanki) Margalit, Chairman and CEO.

        Shareholders are urged to promptly complete and return their proxies in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitations. If the accompanying proxy is properly executed and returned, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in the proxy statement. In the event that proxies are sent directly to the Company, they must be received at least 48 hours prior to the commencement of the Meeting in order for the proxy to be qualified to participate in the Meeting.

        By Order of the Board of Directors,

        Jacob (Yanki) Margalit, Chairman

        Date: November 13, 2006

PROXY STATEMENT

ALADDIN KNOWLEDGE SYSTEMS LTD. 35 Efal Street Petach Tikva Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

        The enclosed proxy is being solicited by the board of directors (the “Board”) of Aladdin Knowledge Systems Ltd. (the “Company”) for use at the Company’s 2006 Annual General Meeting of Shareholders (the “Meeting”) to be held on December 21, 2006, or at any adjournment thereof. Upon receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value 0.01 New Israeli Shekels, of the Company (the “Ordinary Shares”) in accordance with the directions of the shareholders executing the proxy. In the absence of such instructions, the Ordinary Shares represented by the executed proxy will be voted in favor of each of the resolutions described in this proxy statement. The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to and received by the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to shareholders on or about November 14, 2006. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

        The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business on November 21, 2006, are entitled to notice of, and to vote at, the Meeting (the “Record Date”). As at October 30, 2006, 14,631,622 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. The Company’s Articles of Association (the “Articles”) do not permit cumulative voting for the election of directors or for any other purpose. Two or more shareholders present (who are not in default in payment of any sum referred to in the Articles), personally or by proxy, representing 33 1/3% of the voting power of the issued share capital of the Company, shall constitute a quorum for the Meeting. If within half an hour from the time the meeting is convened, a quorum is not present, the Meeting shall stand adjourned until December 28, 2006, at the same location and time, with no further notice being sent to the shareholders, or to such later date and such time as the Chairman may determine with the consent of a majority of all the votes of the shareholders present and entitled to vote. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any persons present personally or by proxy, shall be deemed a quorum, and shall be entitled to deliberate and resolve in respect of the matters for which the meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

        The following proposals will be submitted for consideration by the shareholders at the Meeting:

    1.        To appoint Messrs. Jacob (Yanki) Margalit, Dany Margalit and David Assia as directors of the Company.

    2.        To appoint Dr. Menahem Gutterman as an outside director of the Company for an additional three-year term.

    3.        To approve the recommendation of the Company’s Audit Committee to re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the auditors of the Company and to authorize the Company’s Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.

    4.        To approve the compensation to the outside and non-employee directors of the Company and the grant of options to Dr. Menahem Gutterman (an outside director).

    5.        To approve and ratify the engagement of the Company with Mr. Dany Margalit (a director of the Company) and compensation for advisory services provided by him to the Company.

    6.        To approve and ratify the renewal of the Company’s directors and officers’ insurance policy and the amendment of the order of payments provided under the policy.

        Approval of each of Proposals I, III, IV, V and VI stated in this proxy statement and to be proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolutions. Approval of Proposal II stated in this proxy statement and to be proposed at the Meeting requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as defined below), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of the Company’s outstanding shares.

        A “controlling shareholder” under the Israeli Companies Law, 1999, is defined as a shareholder who has the ability to direct the activity of a company, except for an ability that stems from the fulfillment of his or her duty as a director or as a holder of any other position at the company.

PRINCIPAL SHAREHOLDERS

        The following table shows as of October 30, 2006, certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding. The Company has determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless indicated below, to the Company’s knowledge, the persons and entities named in the table have sole voting and sole dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable. Ordinary Shares subject to options that are currently exercisable or exercisable within 60 days after October 30, 2006, are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address for each listed shareholder is Aladdin Knowledge Systems Ltd., 35 Efal Street, Kiryat Arye P.O. Box 3968, Petach Tikva, Israel 49511. The percentage of shares beneficially owned is based on 14,631,622 Ordinary Shares outstanding on that date.

Name	Number of Shares Beneficially Owned	Percent of Outstanding Shares

FMR Corp. (1)	2,152,300	14.7%

Juniper Trading Services, Inc.(2)	2,104,700	14.4%

BlackRock, Inc. (3)	1,967,772	13.4%

Jacob (Yanki) Margalit (4)	1,860,795	12.7%

Galleon Advisors, L.L.C. (5)	1,641,740	11.2%

Tracer Capital Management L.P. (6)	1,002,015	6.8%

Diker Management, L.L.C. (7)	977,265	6.7%

Dany Margalit (8)	907,945	6.2%

All directors and executive officers as a group (8 persons) (9)	2,792,515	19.1%

(1) Based on notification received by the Company from Fidelity International on May 11, 2006. The beneficial ownership above represents the aggregate beneficial ownership of FMR Corp. and Fidelity International Limited, parent companies of various investment advisors that manage institutional accounts and open-end investment companies. FMR Corp. is located at 82 Devonshire Street, Boston, Massachusetts, and Fidelity International is located at P.O. Box 670, Hamilton, HMCX, Bermuda.
(2) Based on a Schedule 13D filed on September 29, 2000. The address of Juniper Trading Services, Inc. is Compass Point Building, 9 Bermudiana Road, Bermuda.
(3) Based on a Schedule 13G filed on September 30, 2006. The beneficial ownership indicated above represents the aggregate beneficial ownership of the following subsidiaries of BlackRock, Inc.: BlackRock Advisors LLC, BlackRock Capital Management, Inc., BlackRock Financial Management, Inc., BlackRock Investment Management LLC, BlackRock (Channel Islands) Ltd., BlackRock Japan Co. Ltd. and State Street Research & Management Co. BlackRock, Inc. is located at 40 East 52nd Street, New York, NY 10022.
(4) Consists of 1,760,795 Ordinary Shares and options to purchase 100,000 Ordinary Shares.
(5) Based on a Schedule 13G/A filed on February 15, 2006. The beneficial ownership indicated above represents the aggregate beneficial ownership of Galleon Advisors, LLC, Galleon Management, LLC, Galleon Management, LP, Galleon Captain’s Partners, LP, Galleon Captain’s Offshore, LTD., Galleon Technology Partners II, LP, Galleon Technology Offshore, LTD., Galleon Explorers Partners, LP, Galleon Explorers Offshore LTD. and Galleon Buccaneer’s Offshore, Ltd. Galleon Management, L.P. is located at 135 East 57th Street, 16th Floor, New York, New York, 10022 and is controlled by Raj Rajaratnam.
(6) Based on a Schedule 13G filed on February 15, 2006. The beneficial ownership indicated above represents the aggregate beneficial ownership of Tracer Capital Management L.P., Tracer Capital Partners, L.P., Tracer Capital Partners QP, L.P. and Tracer Capital Offshore Fund Ltd. c/o Goldman Sachs (Cayman) Trust Limited. Tracer Capital Management L.P. is located at 540 Madison Avenue, 33rd Floor, New York, New York 10022, and is controlled by Riley McCormack and Matt Hastings.
(7) Based on a Schedule 13G/A filed on February 14, 2006. The beneficial ownership indicated above represents the aggregate beneficial ownership of Diker Management LLC and Diker GP, LLC. Diker Management, LLC is located at 745 Fifth Avenue, Suite 1409, New York, New York 10151, and is controlled by Charles M. Diker and Mark N. Diker.
(8) Consists of 859,195 Ordinary Shares and options to purchase 48,750 Ordinary Shares.
(9) Consists of 2,619,990 ordinary shares and options to purchase 172,525 ordinary shares.

PROPOSALS FOR THE MEETING

PROPOSAL I
APPOINTMENT OF DIRECTORS

        The Company’s Board of Directors, acting upon the recommendation of its Nominating Committee, has selected the persons named below for appointment as directors to serve for a period ending on the next annual general meeting until their respective successors are duly elected and qualified. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of each of the nominees listed below. If any of these nominees is unable or unwilling to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as the Board may propose. In addition to such nominees, the Company has two additional outside directors who serve for a fixed period in accordance with the Israeli Companies Law, 1999 (the “Companies Law”).

        Under the Company’s Articles, the Board shall consist of at least two but no more than eight directors. The Board has set the current number of directors at five, of which two are outside directors.

        The following nominees, all current directors of the Company, whose relevant information, including their principal occupation during at least the past five years is provided below, have advised the Company that they will continue to serve as directors if re-appointed.

        Jacob (Yanki) Margalit, age 43, founded the company in 1985 and has served as its Chairman of the Board and Chief Executive Officer since 1987. Mr. Margalit served as the Company’s Chief Financial Officer from 1987 to 1993 and has served as a director since 1985. Jacob Margalit is the brother of Dany Margalit.

        Dany Margalit, age 38, joined the Company in 1987 as Research and Development Manager and has served as a director since 1994. In 1989, Mr. Margalit was appointed Executive Vice President, Research and Development. From 1998 until April 2006, Mr. Margalit served as the Company’s Executive Vice President, Technologies. As of April 2006, Mr. Margalit provides advisory services to the Company. Mr. Margalit holds a B.Sc. in mathematics and computer science from Tel Aviv University. Dany Margalit is the brother of Jacob Margalit.

        David Assia, age 54, has served as a director since 1993. Mr. Assia is a co-founder of Magic Software Enterprises Ltd., a provider of development and integration technology, and Mashov Computers Ltd. (currently Formula Vision), a software holding company. Mr. Assia currently serves as the Executive Chairman of Magic Software. From 1983 to 1996, Mr. Assia was the Chief Executive Officer and Chairman of Magic Software. Mr. Assia is also a member of the boards of directors of Radview Software Ltd., a developer of verification software, Babylon Ltd., a developer of translation software, and the Weizmann Institute of Science. Mr. Assia holds a B.A. in economics and statistics and an M.B.A. from Tel Aviv University.

        In addition to the above nominees, the Company has two additional directors, who qualify as “outside directors” as mandated by the Companies Law. Following is their biographical information:

        Dr. Orna Berry has been an outside director of the Company since 2001. Dr. Berry is a partner in Gemini Israel Funds Ltd. and since 2000 has served as Chairperson of Lambda Crossing Ltd. and Riverhead Networks Inc., which was sold to Cisco in March 2004. Since January 2005, she has served as Chairperson of Adamind Ltd. Dr. Berry served as the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel from 1997 to 2000 and as Co-President of Ornet Data Communications Technologies Ltd., a provider of high-speed switches, which was acquired by Siemens AG, from 1993 to 1997. From 1992 to 1993, Dr. Berry served as a consultant to Intel Communications Division and Elbit Systems Ltd. Dr. Berry holds a B.A. in statistics and mathematics from Haifa University, an M.A. in statistics and mathematics from Tel Aviv University and a Ph.D. in computer science from the University of Southern California. Dr. Berry’s term as an outside director of the Company will expire on December 31, 2007.

        Dr. Menahem Gutterman has served as an outside director of the Company since 2000. Since January 2005, Dr. Gutterman has been the Deputy President for Research, Development and Relations with Industry of AFEKA – Tel-Aviv Academic College of Engineering. From 2001 until January 2005, Dr. Gutterman was a Senior Managing Partner of Atid Capital Partners, an American/Israeli venture capital fund. Dr. Gutterman has served as Executive Vice President and Head of the Operations Information Systems Division of Israel Discount Bank Ltd. since 1992 until 2001. Until 2000, Dr. Gutterman served as a senior lecturer at Tel Aviv University, Faculty Management, and School of Business Administration. Dr. Gutterman holds a D.Sc. in mathematics from The Technion-Israel Institute. Dr. Gutterman’s term as an outside director of the Company will expire on December 31, 2006 and it is proposed that he will be appointed for an additional three-year term, as described in Proposal II hereinbelow.

        The shareholders of the Company are requested to adopt the following resolution:

        “RESOLVED, to appoint Messrs. Jacob (Yanki) Margalit, Dany Margalit and David Assia as directors of the Company.”

        Adoption of this proposal requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolution.

        The Nominating Committee (with Mr. David Assia abstaining) and the Board of Directors recommend that the shareholders vote “FOR” the election of each of Jacob (Yanki) Margalit, Dany Margalit and David Assia as directors of the Company. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For All” with respect to Proposal I.

PROPOSAL II
RE-APPOINTMENT OF AN OUTSIDE DIRECTOR

        Due to a recent amendment to the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) 2000, dual listed companies, like the Company, may appoint an outside director for an additional three-year term above the six-year term permitted under the Companies Law. The Company’s Nominating Committee, Audit Committee and Board of Directors propose to appoint Dr. Menahem Gutterman, a current outside director who has served as an outside director of the Company since December 31, 2000, for an additional three-year term commencing on January 1, 2007, and until his successor is duly appointed and qualified. The Company’s Audit Committee and the Board of Directors (with Dr. Gutterman abstaining in both) confirm that due to the expertise and special contribution of Dr. Gutterman to the work of the Board and its committees, his re-appointment is in the best interests of the Company.

        The shareholders of the Company are requested to adopt the following resolution:

        “RESOLVED, to appoint Dr. Menahem Gutterman as an outside director of the Company for an additional three-year term, ending on December 31, 2009.”

        Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined under the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of the Company’s outstanding shares.

        The Company’s Nominating Committee, Audit Committee and the Board of Directors (with Dr. Gutterman abstaining in each) recommend that the shareholders vote “FOR” the appointment of Dr. Menahem Gutterman as an outside director of the Company for an additional three-year term. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” with respect to Proposal II.

PROPOSAL III
APPOINTMENT OF AUDITORS

        At the Meeting, the Company’s shareholders will be asked to approve the recommendation of the Company’s Audit Committee to re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s auditors for the year ending December 31, 2006, and for the period commencing January 1, 2007, and until the next Annual General Meeting of shareholders. The Audit Committee believes that the selection of Kost, Forer, Gabbay & Kasierer as the Company’s auditors is appropriate and in the best interests of the Company and its shareholders. The Company’s shareholders will also be asked to authorize the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.

        A representative of Kost, Forer, Gabbay & Kasierer will be invited to be present at the Meeting and will have an opportunity to make a statement, if so desired, and to respond to appropriate questions. In addition, the fees paid to Kost, Forer, Gabbay & Kasierer for its audit services and non-audit services shall be reported to the shareholders of the Company at the Meeting.

        The shareholders of the Company are requested to adopt the following resolution:

        “RESOLVED, to approve the recommendation of the Company’s Audit Committee to re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the auditors of the Company and to authorize the Company’s Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.”

        Adoption of this proposal requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolution.

        The Company’s Audit Committee and Board of Directors recommend that the shareholders vote “FOR” the proposed resolution. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” Proposal III.

PROPOSAL IV
COMPENSATION OF DIRECTORS

        The Company’s Audit Committee and the Board of Directors approved, subject to shareholder approval, the payment of compensation to the outside directors of the Company, in accordance with Israeli Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002 (the “Regulations”), in the following amounts:

(i)	an annual cash remuneration at the maximum amount permitted under the Regulations (which is currently set at NIS 42,245); and

(ii)	participation fees at the maximum amount permitted under the Regulations (which is currently set at NIS 1,625) for every meeting of the Board of Directors or its committees in which the outside directors participate.

        The abovementioned amounts shall be linked to the Israeli consumer price index as provided in the Regulations.

        The Company’s Audit Committee and the Board of Directors also approved, subject to shareholder approval, the payment of compensation to the non-employee directors of the Company, which currently include Mr. David Assia and Mr. Dany Margalit, in the same amounts approved for the outside directors of the Company. Mr. Margalit will be entitled to such compensation as of October 1, 2006.

        In addition, the Company’s Audit Committee and the Board of Directors approved, subject to shareholder approval, the grant to Dr. Gutterman of options to purchase 12,000 Ordinary Shares under the Company’s Worldwide 2003 Share Option Plan, at an exercise price per share equal to the closing price of the Ordinary Shares on The Nasdaq National Market on the last day of trading prior to the approval of this shareholder resolution. The options shall vest in three installments on the 31st day of December of each of the years 2007, 2008 and 2009, subject to Dr. Gutterman’s continued service as an outside director of the Company at each of these dates. The options are granted to Dr. Gutterman in accordance with the provisions of the Companies Law, 1999, and the Regulations, in conjunction with Dr. Gutterman’s appointment as an outside director for an additional three-year term, which is proposed under Proposal II hereinabove. The number of options granted to Dr. Gutterman is identical to the number of options granted to the other outside director of the Company, Dr. Orna Berry, for each year of her service as an outside director of the Company.

        The shareholders of the Company are requested to adopt the following resolution:

        “RESOLVED, following the approval of the Company’s Audit Committee (with Dr. Gutterman abstaining) and the Board of Directors, to approve the compensation to the outside and non-employee directors of the Company and the grant of options to Dr. Menahem Gutterman (an outside director).”

        Adoption of this proposal requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolution.

        The Company’s Board of Directors recommends that the shareholders vote “FOR” the proposed resolution. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” Proposal IV.

PROPOSAL V
ENGAGEMENT WITH A DIRECTOR AND
COMPENSATION FOR ADVISORY SERVICES

        Mr. Dany Margalit, who is a director of the Company, has served as the Company’s Executive Vice President of Technologies from 1998 until April 2006. As of April 2006, Mr. Margalit began to provide advisory services to the Company.

        In consideration for Mr. Margalit’s advisory services, the Company’s Audit Committee and Board of Directors (with Mr. Margalit abstaining) approved, subject to shareholder approval, the compensation to be paid by the Company to Mr. Margalit.

        According to the agreed terms of the engagement with Mr. Margalit, Mr. Margalit will continue to receive his current monthly salary and retain the Company car used by him until the termination of his employment with the Company (i.e. until September 30, 2006). As of October 1, 2006, Mr. Margalit will receive a monthly compensation of $6,000 for the advisory services provided by him. The $6,000 monthly compensation to be paid to Mr. Margalit as of October 1, 2006, shall be in addition to the amounts payable to him as a non-employee director of the Company as proposed under Proposal IV hereinabove. Mr. Margalit will also be entitled to severance pay in respect of his previous employment at the Company and insurance coverage under the Company’s directors and officers’ insurance policy.

        The shareholders of the Company are requested to adopt the following resolution:

        “RESOLVED, following the approval by the Company’s Audit Committee and the Board of Directors (with Mr. Dany Margalit abstaining), to approve and ratify the engagement of the Company with Mr. Dany Margalit (a director of the Company) and the compensation for advisory services provided by him to the Company.”

        Adoption of this proposal requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolution.

        The Company’s Audit Committee and Board of Directors (with Mr. Dany Margalit abstaining) recommend that the shareholders vote “FOR” the proposed resolution. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” Proposal V.

PROPOSAL VI
APPROVAL OF RENAWAL OF D&O INSRUANCE POLICY

        On September 1, 2006, the Company renewed its directors and officers’ insurance policy, which includes an amendment of the order of payments provided under the policy. A copy of the amended order of payments clause is attached hereto as Exhibit A. Under the Companies Law, the procurement of an insurance coverage for the Company’s directors and those executive officers who also serve as directors requires shareholder approval.

        The shareholders of the Company are requested to adopt the following resolution:

        “RESOLVED, to approve and ratify the renewal of the Company’s directors and officers’ insurance policy and the amendment of the order of payments provided under the policy.”

        Adoption of this proposal requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolution.

        The Company’s Audit Committee and Board of Directors recommend that the shareholders vote “FOR” the proposed resolution. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” Proposal VI.

        At the Meeting, management will present to the shareholders of the Company a management report on the business of the Company for the year ended December 31, 2005 and the financial statements of the Company for the year ended December 31, 2005.

        Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

        By Order of the Board of Directors,

        Jacob (Yanki) Margalit, Chairman

        Petach Tikva, Israel

Date: November 13, 2006

Order of Payments

        If the Insurer is liable to make any payment for Loss arising from a Claim covered by the provisions of this policy, then the Insurer shall in all events:

    (a)        first, pay Loss for which cover is provided under Insuring Agreement A of this policy; then

     (b)        only after payment of Loss has been made pursuant to section (a) above, with respect to whatever remaining amount of the Limit of Liability specified in Item 3 of the Declarations is available after such payment, at the written request of the chief executive officer of the Corporation, either pay or withhold payment of such other Loss for which cover is provided under Insuring Agreement B of this policy; and then

     (c)        only after payment of Loss has been made pursuant to section (a) and section (b) above, with respect to whatever remaining amount of the Limit of Liabilityspecified in Item 3 of the Declarations is available after such payment, at the written request of the chief executive officer of the Corporation, either pay or withhold payment of such other Loss for which cover is provided under Insuring Agreement C of this policy.

        In the event the Insurer withholds payment pursuant to section (b) and/or section (c) above, then the Insurer shall at such time and in such manner as shall be set forth in written instructions of the chief executive officer of the Corporation remit such payment to the Company or directly to or on behalf of an Insured Person.

        The bankruptcy or insolvency of any Company or any Insured Person shall not relieve the Insurer of any of its obligations to prioritize payment of covered Loss under this policy pursuant to this general condition.

        It is specifically stipulated that this endorsement shall be in force only after the Corporation’s establishments have ratified the prioritization of payments as provided by this endorsement.